UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-34873

CHINACACHE INTERNATIONAL HOLDINGS LTD.
(Translation of registrant’s name into English)

Courtyard 8, Zhuyuan Third Street, Zone 3,

Beijing Tianzhu Free Trade Zone, Shunyi District,

Beijing, 100000,China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 14, 2022, ChinaCache International Holdings Ltd. (the “Company”) announced final court approval of the settlement and dismissal of a class action lawsuit commenced on August 9, 2019, against the Company and certain of its former officers and directors.

As previously announced, a class action lawsuit was filed in the United States District Court for the Central District of California (the “Court”), and was brought on behalf of a class of persons who allegedly suffered damages as a result of their trading activities related to the Company’s American depositary shares (the “ADSs”) from April 10, 2015 to May 17, 2019. The complaint alleged, among other things, that certain of the Company’s public statements and filings contained materially false and misleading statements or omissions in violation of U.S. securities laws. On October 2, 2019, the Court appointed a group of two purported shareholders of the Company as the lead plaintiff of the class. On December 15, 2020, the parties reached an agreement to a stipulation and agreement of settlement to settle the purported class action. On April 26, 2021, the Court granted preliminary approval of the settlement and conducted a settlement hearing on September 3, 2021.

On March 14, 2022, the Court affirmed its determinations in the preliminary approval order. The Court issued orders dismissing the class action lawsuit and entering final judgment. Accordingly, the claims of class members against the Company were released.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2022	ChinaCache International Holdings Ltd.

	By:	/s/ Xiaoqiang Wei
	Name:	Xiaoqiang Wei
	Title:	Chief Executive Officer